EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2010	2009	2010	2009
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 4,050	$ 3,739	$ 5,475	$ 9,144
Fixed charges (excluding preferred stock dividends)	2,913	3,809	5,860	7,705
Total earnings	6,963	7,548	11,335	16,849
Fixed charges:
Interest expense (excluding deposit interest)	2,837	3,738	5,709	7,561
Rent expense interest factor (1)	75	71	151	144
Preferred stock dividends (2)	513	512	1,025	852
Total fixed charges (excluding deposit interest)	3,425	4,321	6,885	8,557

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	2.03	1.75	1.65	1.97

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 4,050	$ 3,739	$ 5,475	$ 9,144
Fixed charges (excluding preferred stock dividends)	7,865	10,387	15,957	21,266
Total earnings	11,915	14,126	21,432	30,410

Fixed charges:
Interest expense (including deposit interest)	7,790	10,316	15,806	21,122
Rent expense interest factor (1)	75	71	151	144
Preferred stock dividends (2)	513	512	1,025	852
Total fixed charges (including deposit interest)	8,378	10,899	16,982	22,118

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.42	1.30	1.26	1.37

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.